82-1173

SUPPL

winzen PROPERTIES INC.

04024185

INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

(Unaudited)

dlw 4/8

FINANCIAL HIGHLIGHTS

FOR THE NINE MONTHS ENDED DECEMBER 31

		2003	2002	2001
Results from operations				
Total revenues	$	**11,139,010**	$ 9,781,515	$11,948,890
Operating income	$	**1,324,879**	$ 2,658,706	$ 1,461,480
Net income	$	**589,621**	$ 1,506,869	$ 1,150,822
Assets	$	**22,349,258**	$21,600,601	$18,788,280



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MANAGEMENT REPORTS OPERATING INCOME IN THE THIRD QUARTER OF $220,386.

Q3 ACHIEVEMENTS

- Winzen's operating income for three months increased to $220,386 from $182,120 in the second quarter of 2003. The closings of eight homes had the largest impact on generating operating income in the third quarter of 2003.
- Rental operations income for the nine months increased to $1,777,580 from $1,741,149 due to normal rental increases.
- The Company closed the last unit in the *Sheldon Point* project in the quarter.
- The Company closed four homes in the *Manors of Everett* project and one home in *Silver Brooke Estates.*
- The Company closed two homes in *Applewood Orchards*, the 75-lot single house project in Burlington, in the quarter.
- A block of three model townhomes was started at the 73-unit townhouse site, *Millcreek by the Grand,* in Cambridge.
- During the quarter, the Company closed the purchase of the *Applewood Orchards* property for six million dollars and closed the purchase of the balance of the *Silver Brooke Estates* lots.

CORPORATE PROFILE

Winzen Properties Inc. is a diversified real estate company focused on the development and construction of new homes in the Greater Toronto Area and the ownership and value enhancement of residential and commercial rental properties. The Company's objective is to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investments in rental and development properties.

TO OUR SHAREHOLDERS

Dear Fellow Shareholders:

We are pleased to share with you Winzen's financial and operating results for the nine months ended December 31, 2003, a quarter in which the Company closed a total of eight homes; one in the *Sheldon Point by the Creek* project, four sales in the *Manors of Everett*, one in the *Silver Brooke* project and two in the *Applewood Orchards*. The third quarter results continued our record of profitability from the first two quarters. It is expected the Company will continue to maintain profitability into the fourth quarter.

FINANCIAL RESULTS

Winzen continues to deliver a solid financial performance due to continuing strength in the housing sector in Southern Ontario.

For the nine months ended December 31, 2003, cashflow from operations decreased to $904,285, compared with $1,845,162 in 2002. The gain from operations for the nine months ended December 31, 2003 was $1,324,879 compared to $2,658,706 in the prior year. Last year's results were significantly improved by the sale of land – the Maple Avenue property – in the first quarter of 2002.

OPERATIONS

Real Estate Sales

For the nine months, the Company had $9,202,819 in revenue from the sale of properties, compared to $6,702,729 in 2002. The sale of 37 townhouses in *Sheldon Point* represented the majority of sale of properties revenue in the first nine months. Ten sales were achieved in the nine months at the *Manors of Everett,* three at *Silver Brooke Estates* and one at the *Grande Regency*. There were a further six sales from the projects scheduled to close in the next quarter.

Property Development

There was $11.1 million in property development at the end of the quarter. Just over $7 million of this amount was attributed to the Burlington property, *Applewood Orchards.*

Ten homes are under construction at the *Applewood Orchards* 75-lot house development, with three additional models under construction. The Company closed on the property in December 2003. Steady sales are being obtained at the site and the Company expects a two-year period to sell out.

In Cambridge, servicing was completed at *Millcreek by the Grand* in the quarter. A three-unit block is now under construction and the units will be used for sales models. The sales campaign will begin upon completion of the model, which is expected by the end of February 2004.

At *Silver Brooke Estates,* the Company completed one model home in the quarter. The acquisition of a further 22 lots was also completed in the quarter.

Winzen's residential property sales continued to be slow in the third quarter, partially due to the holiday season. It is expected that the Company will continue to achieve sales from the steady demand in the housing market, due to low interest rates and the good locations of its sites.

Rental Properties

The Company held $9.25 million in rental properties at the end of December 2003.

The *416 The Westway* apartment building continued to operate with little vacancy and an outstanding collection record. At the apartment building at *837 Queenston Road* in Stoney Creek, vacancies increased to 15 units in the period, compared to seven last year. The retail/industrial plaza on *Kennedy Road* continued to be fully rented during the quarter. At *Kennedy Road*, a new roof was installed on one building for an expense of $100,000 and a further $60,000 was expensed on building upgrades in the nine-month period.

At both residential properties, market rents have been lower. Due to this trend, with rising expenses – primarily utilities, it is expected that their bottom lines will decline during the remaining quarter.

A LOOK AHEAD

As we look to the last quarter of the year and beyond, we remain focused on developing and owning residential properties in the Greater Toronto Area. Given uncertain economic conditions, we will focus on completing our sales at the *Applewood Orchards* and *Silver Brooke Estates* sites and launching the sales campaign at the *Millcreek by the Grand* project. We anticipate future continued revenues from residential construction, as sales and closings are achieved at *Applewood Orchards*, 73 homes, *Silver Brooke Estates*, 29 homes and at *Millcreek by the Grand*, 73 homes. The majority of these sales are expected to close by the March 31, 2005 year-end and the balance in the subsequent year. We will continue to seek to acquire new residential development sites for future development. Through disciplined asset and capital management, we are committed to increasing our return on capital and maintaining growth in cash flow per share.

Thank you for your continued support.

On behalf of management and the board,
February 24, 2004

Brian Zenkovich
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

CONSOLIDATED BALANCE SHEET

As at		December 31 2003 [unaudited]		March 31 2003 [audited]
Assets				
Rental properties	$	**9,250,463**	$	9,622,380
Properties held for development and resale		**11,110,357**		7,557,075
Investment in Ville de Longueuil properties		**414,659**		414,659
Cash and cash equivalents		**714,434**		2,331,960
Marketable securities		**222,930**		107,125
Receivables and other assets		**636,415**		1,810,785
	$	**22,349,258**	$	21,843,984
Liabilities				
Property financing	$	**14,489,471**	$	9,901,424
Construction financing		**-**		3,180,802
Accounts payable and accrued liabilities		**812,140**		1,379,991
Income taxes payable		**446,202**		778,200
Loans payable		**162,985**		582,812
Purchasers' deposits		**170,750**		342,666
Future income taxes		**540,000**		540,000
	$	**16,621,548**	$	16,705,895
Shareholders' equity				
Share capital	$	**2,227,454**	$	2,227,454
Retained earnings		**3,500,256**		2,910,635
	$	**5,727,710**	$	5,138,089
	$	**22,349,258**	$	21,843,984

CONSOLIDATED STATEMENT OF EARNINGS

[UNAUDITED]
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31

		3 Months 2003		3 Months 2002		9 Months 2003		9 Months 2002
Revenue								
Real estate sales	$	**1,384,006**	$	2,444,328	$	**9,202,819**	$	6,702,729
Land sales		**-**		-		**-**		1,200,000
Rental operations		**581,261**		563,988		**1,777,580**		1,741,149
Property management		**29,355**		26,855		**73,609**		77,162
Interest and other		**37,014**		15,763		**85,002**		55,470
Commission		**-**		-		**-**		5,005
	$	**2,031,636**	$	3,050,934	$	**11,139,010**	$	9,781,515
Expenses								
Cost of real estate sales	$	**1,032,723**	$	1,799,202	$	**7,564,469**	$	4,787,731
Cost of land sales		**-**		-		**-**		129,526
Rental operations		**472,606**		382,577		**1,415,998**		1,211,633
Administrative and general		**257,416**		318,261		**704,422**		695,910
Selling and operating		**45,393**		209,340		**117,123**		282,597
Other interest		**3,112**		7,246		**12,119**		15,412
	$	**1,811,250**	$	2,716,626	$	**9,814,131**	$	7,122,809
Operating income	$	**220,386**	$	334,308	$	**1,324,879**	$	2,658,706
Amortization of rental properties and other capital assets		**101,380**		71,380		**290,141**		294,141
Amortization of financing fee		**11,706**		14,384		**35,117**		44,152
Income before income taxes		**107,300**		248,544		**999,621**		2,320,413
Provision for large corporations tax		**4,000**		4,544		**10,000**		13,544
Provision for current income taxes		**38,000**		99,456		**400,000**		800,000
Provision for income taxes		**42,000**		104,000		**410,000**		813,544
Net income	$	**65,300**	$	144,544	$	**589,621**	$	1,506,869
Retained earnings,								
Beginning of period	$	**3,434,956**	$	2,207,042	$	**2,910,635**	$	844,717
End of period	$	**3,500,256**	$	2,351,586	$	**3,500,256**	$	2,351,586
Net income per share	$	**0.01**	$	0.01	$	**0.06**	$	0.16
Common shares outstanding		**9,644,100**		9,644,100		**9,644,100**		9,644,100

CONSOLIDATED STATEMENT OF CASH FLOWS

[UNAUDITED]
FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31

	3 Months 2003	3 Months 2002	9 Months 2003	9 Months 2002
Cash flow from operating activities				
Net income	$ **65,300**	$ 144,544	$ **589,621**	$ 1,506,869
Items not affecting cash:				
Amortization of rental properties	**131,974**	71,380	**290,141**	44,152
Amortization of financing fees	**11,706**	14,384	**35,117**	294,141
Funds from operations	**208,980**	230,308	**914,879**	1,845,162
Change in non-cash operating working capital items				
Accounts receivable	**56,545**	(104,696)	**67,730**	502,913
Other Assets	**45,678**	-	**125,378**	-
Purchasers' deposits	**(6,000)**	(95,802)	**(171,916)**	293,030
Deposits on property	**900,000**	-	**922,969**	-
Recovery of costs from sale of properties held for development and resale	-	1,799,202	**6,531,745**	4,917,257
Additions to properties held for development and resale	**(6,924,254)**	(2,783,006)	**(10,085,029)**	(11,252,719)
Income tax payable	**52,002**	104,000	**(331,998)**	804,000
Accounts payable	**(255,084)**	(281,624)	**(567,851)**	185,300
	(6,131,113)	(1,361,926)	**(3,508,972)**	(4,550,219)
	(5,922,133)	(1,131,618)	**(2,594,093)**	(2,705,057)
Cash flow from investing activities				
Disposition of rental properties	**(15,323)**	180,446	**81,776**	1,729,158
Repayment of mortgages receivable	-	-	**23,177**	-
Net proceeds from marketable securitie	**(3,320)**	(230,507)	**(115,805)**	208,424
	(18,643)	(50,061)	**(10,852)**	1,937,582
Cash flow from financing activities				
Repayment of property financing	-	(222,310)	**(206,673)**	(2,531,657)
Proceeds from property financing	**4,794,720**	-	**4,794,720**	-
(Proceeds from) repayment of construction financing	**(112,500)**	970,045	**(3,180,802)**	3,526,050
(Proceeds from) repayment of loans payable	**(15,663)**	114,370	**(419,827)**	57,095
	4,666,557	862,105	**987,418**	1,051,488
Increase (decrease) in cash, during the period	**(1,274,219)**	(319,574)	**(1,617,527)**	284,013
Cash and cash equivalents, beginning of period	**1,988,652**	620,652	**2,331,960**	17,065
Cash and cash equivalents, end of period	$ **714,433**	$ 301,078	$ **714,433**	$ 301,078
Funds from operations per share	$ **0.02**	$ 0.02	$ **0.09**	$ 0.19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2003

1 BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ["GAAP"] and Canadian Institute of Public Real Estate Companies ["CIPREC"] and are consistent with those used in the audited consolidated financial statements as at and for the year ended March 31, 2003.

2 SHARE CAPITAL

	December 31, 2003		March 31, 2003	
Common Shares outstanding	**Number**	**Amount**	Number	Amount
	9,644,100	**$2,227,454**	9,644,100	$2,227,454

3 EARNINGS PER SHARE CALCULATION

The earnings per share calculation as shown on the income statement is fully diluted as there are no options outstanding.

4 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

CORPORATE INFORMATION

SHAREHOLDER INQUIRIES

Winzen welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations and financial results can be directed to Brian Zenkovich, Chief Executive Officer at (416) 253-5900 or via e-mail at winzen@winzen.on.ca.

Shareholder questions relating to address changes, stocks, transfers, registered shareholdings or lost certificates should be directed to the Company's Registrar and Transfer Agent:

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Tel: (604) 661-9418
Fax: (604) 683-3694

COMMON STOCK INFORMATION

Symbol:	WZI
Stock Exchange:	The TSX Venture Exchange (TSX)
Fiscal Year End:	March 31

HEAD OFFICE

Winzen Properties Inc.
30 Algie Avenue
Toronto, Ontario
M8Z 5J8

Tel:	(416) 253-5900
Fax:	(416) 253-1102
E-mail:	winzen@winzen.on.ca
Website:	www.winzen.on.ca